

STARBOARD VALUE®

August 3, 2015

R. Halsey Wise
Chairman and Chief Executive Officer
MedAssets, Inc.
100 North Point Center, East, Suite 200
Alpharetta, GA 30022

cc: Board of Directors

Dear Halsey,

Starboard Value LP, together with its affiliates ("Starboard"), currently owns approximately 8.7% of the outstanding shares of MedAssets, Inc. ("MedAssets" or the "Company"), making us one of the Company's largest shareholders.

By way of background, Starboard is an investment management firm that seeks to invest in undervalued and underperforming public companies. Our approach to such investments is to actively engage with management teams and boards of directors in a constructive manner to identify and execute on opportunities to unlock value for the benefit of all shareholders. Our principals and investment team have extensive experience and a successful track record of enhancing value at portfolio companies through a combination of strategic refocusing, improved operational execution, more efficient capital allocation, and stronger management focus.

MedAssets operates a unique collection of businesses including: a Group Purchasing Organization (GPO), a Revenue Cycle Management (RCM) software business, an analytics software business, a consulting practice and an outsourcing business. Collectively, these businesses provide vital services to over 4,500 hospitals and 123,000 non-acute healthcare providers across the country. The majority of MedAssets' sales and profits are derived from its GPO and RCM businesses and approximately 85% of the Company's total revenue is recurring.

MedAssets' core GPO business provides critical purchasing and contracting services to hospitals and other healthcare providers. This is a non-cyclical business with a stable customer base and a history of strong growth. We believe that market sentiment around the GPO business model is overly bearish and that headwinds in this business have been grossly exaggerated. MedAssets' RCM business provides SaaS-based software products that allow its healthcare customers to more efficiently capture revenue, set pricing, and process claims. This business has enormous growth potential as regulatory changes have made these products even more essential to healthcare providers.

Despite these superior business characteristics, MedAssets has underperformed both its primary publicly-traded peer, Premier, Inc. ("Premier"), and the broader stock market. Since its initial public offering in 2007, MedAssets' stock price has essentially been flat, returning less than 5% for shareholders over an almost eight-year period. Over the past year, MedAssets' stock price has underperformed Premier by over 30%. In addition, MedAssets has dramatically underperformed both the NASDAQ Composite Index and the Russell 2000 index over the past one-, three-, and five-year periods.

MedAssets Historical Stock Price Performance

	Stock Price Performance [1]		
	1 Year	**3 Year**	**5 Year**
NASDAQ Composite Index	16.8%	80.2%	142.6%
Russell 2000 Index	9.6%	63.6%	103.6%
Premier, Inc.[2]	25.5%	N/A	N/A
MedAssets, Inc.	**-4.9%**	**47.8%**	**-0.5%**
Underperformance vs. NASDAQ	-21.7%	-32.4%	-143.1%
Underperformance vs. Russell 2000	-14.5%	-15.8%	-104.1%
Underperformance vs. Premier	-30.4%	N/A	N/A

1. Total return as of 7/31/15.
2. Premier was a privately owned company prior to its initial public offering in 2013. 3-Year and 5-Year stock price performance is not available.

We understand that you are in the process of a comprehensive strategic review, and we would like you to take into consideration our views and the views of other shareholders as you continue to evaluate alternatives. Based on the extensive research that we have conducted, we believe that MedAssets is deeply undervalued relative to the quality of its assets, and the earnings power of its core business. We believe that there is an opportunity to unlock value by improving capital allocation, streamlining the Company's cost structure, and improving corporate governance. In order to unlock this value, we believe that management should take appropriate action, as outlined in more detail below. We estimate that pursuing this plan of action could result in a stock price of $37 - $46 by the end of 2016.

Capital Allocation

Over the past ten years, MedAssets has spent almost $1.9 billion on acquisitions and capital expenditures, yet the current enterprise value of the company is only $2.2 billion. During this time period, MedAssets acquired nine different companies. Many of these companies were acquired at premium valuations, were not properly integrated, and have generated a negative return on capital. Given the discounted valuation at which MedAssets is trading and considering the Company's acquisition track record, we believe that management should be deploying MedAssets' excess free cash flow towards share repurchases rather than additional acquisitions. While there may be other bolt-on acquisition opportunities for MedAssets in the future, it is critical that you first integrate the prior acquisitions and improve the Company's existing operations before pursuing additional acquisitions.

We believe that management should evaluate each of MedAssets' business lines with a fresh perspective, explore all strategic alternatives and determine in which areas to invest going forward and which businesses to divest. In addition, we believe MedAssets should reduce its overall capital expenditures and software development costs by focusing only on investments with a high expected return on invested capital.

Cost Structure

Based on our research, we believe that many of MedAssets' prior acquisitions have not been fully integrated and often were managed as separate business units with duplicative overhead costs. This has resulted in excessive corporate overhead and selling, general, and administrative (SG&A) expenses. While we recognize that MedAssets has an industry-leading 'sales-driven' culture, many years of acquisition-fueled growth has left the Company with a lack of cost discipline and operational focus. The magnitude of the potential cost savings opportunity becomes more apparent when you compare MedAssets' profitability to its closest public peer, Premier. While there are some differences between MedAssets and Premier, we believe that MedAssets has a superior business mix that should result in higher, not lower, profitability than Premier.

Despite its favorable business mix, MedAssets' ratio of SG&A expenses to sales is 920 basis points higher than that of Premier, and MedAssets' research & development (R&D) expense ratio is 520 basis points higher than that of Premier. This results in MedAssets having significantly lower Adjusted EBITDA margins. Over the past year, MedAssets generated Adjusted EBITDA margins of only 31.9%, which is approximately 760 basis points lower than Premier's 39.6% margins. When you adjust for the differences in business mix between the two companies, the profitability gap between MedAssets and Premier becomes even more dramatic.

Comparison of Cost Structure and Adjusted EBITDA Margins

	MedAssets	**Premier**	*Difference*
SG&A Expenses / Revenue[1]	42.9%	33.7%	*9.2%*
R&D Expenses / Revenue[1][2]	10.3%	5.1%	*5.2%*
Adjusted EBITDA Margins[1][3]	31.9%	39.6%	*-7.6%*

(1) For the twelve month period ending March 31, 2015.

(2) R&D expenses are adjusted to include estimated capitalized software development costs.

(3) Adjusted EBITDA excludes extraordinary costs, stock-based compensation, and other non-cash expenses.

As shown in the table below, Premier currently generates more revenue than MedAssets with less than half the number of employees. We believe that this comparison further highlights the significant opportunity MedAssets has to reduce costs and improve sales efficiency. Premier's average revenue per employee is $609,000, while MedAssets' is only $219,000. Even after adjusting for MedAssets' labor-intensive RCM outsourcing business, revenue per employee is still depressed relative to Premier and other healthcare companies.

Comparison of Sales Efficiency

	MedAssets	**Premier**	*Difference*
Total Revenue (Millions)[1]	$734.9	$975.9	*-25%*
Total Employees[2]	3,350	1,600	*109%*
Revenue / Employee	$219,381	$609,964	*-64%*

(1) Total Revenue for the twelve month period ending March 31, 2015.

(2) Total Employees as of fiscal year end disclosed in 10-K.

We have conducted a thorough evaluation of MedAssets' cost structure and tried to identify cost saving opportunities through a combination of top-down comparisons and bottoms-up analysis. Our conclusion is that there is an opportunity to reduce operating expenses by at least $60 - $90 million. We believe that you can achieve this dramatic reduction in operating expense while simultaneously streamlining and refocusing the Company in order to capture exciting new growth opportunities, such as gaining share among non-acute healthcare providers.

Corporate Governance

We believe that MedAssets' bloated cost structure and poor stock price performance are symptomatic of a broader corporate governance problem that exists at the Company. MedAssets' current Board includes several long-tenured directors with family members who are employed in management roles at the Company. We question the independence of these directors and believe some directors may have been on the Board too long to view certain strategic and managerial decisions objectively or to fairly consider alternative perspectives. Institutional Shareholder Services (ISS), a leading independent proxy advisory firm, has raised similar concerns. In each of the past six years, ISS has recommended that shareholders withhold votes for certain MedAssets directors citing Board independence issues.

MedAssets' historical compensation practices seem to have failed in aligning management incentives with shareholders' interests. Executive compensation reached a peak last year during a period that MedAssets' share price actually declined. Shareholders clearly voiced their opinion on this matter at this year's annual meeting, as approximately 70% of the shares voting on the Company's Say-on-Pay proposal were voted against approving executive compensation.

Finally, we are also concerned by the fact that MedAssets has maintained governance provisions that are unfriendly to shareholders, including a classified board structure and inability of shareholders to call special meetings or act by written consent. These policies disenfranchise shareholders, entrench existing Board members, and contribute to a culture that values the status quo above shareholder returns. We believe that improving corporate governance should be a component of the broader strategic review currently underway, and we hope that you will work with your shareholders to adopt best practices going forward.

Valuation

We believe that integrating prior acquisitions, pursuing cost saving initiatives and adopting a more disciplined capital allocation policy would result in a substantial improvement in shareholder value. Based on our estimates, MedAssets' EBITDA could be improved to over $320 million by the end of 2016, and the Company's free cash flow per share could be improved to more than $3.30. Assuming MedAssets can achieve the targets described above, this would imply that MedAssets is currently trading at a 6.9x EV/EBITDA multiple and a 14.1% free cash flow yield, which represents a steep discount to Premier's current valuation (10.7x EV/EBITDA, 4.2% free cash flow yield).

MedAssets Pro Forma Valuation

Pro Forma 2016E EBITDA[1]	$320	$320
EV / EBITDA Multiple[2]	9.1x	10.7x
Enterprise Value	$2,925	$3,424
(-) Net Debt	$831	$831
Equity Value	$2,094	$2,593
Shares Outstanding[3]	56	56
Potential Stock Price	**$37.29**	**$46.18**
% Upside	*60.0%*	*98.2%*

(1) 2016 Pro Forma EBITDA assumes revenue growth in-line with consensus estimates and $75 million in cost savings.

(2) 9.1x EBITDA reflects MedAssets' 3-year historical average valuation. 10.7x reflects Premier's current valuation.

(3) Assumes excess free cash flow is used to repurchase shares at 15% premium to current price.

Based on our estimates, MedAssets would be worth approximately $37.29 per share if it were valued in line with its historical average 9.1x EV / EBITDA multiple. Valuing the Company based on Premier's current 10.7x valuation would imply a $46.18 share price for MedAssets. While there are some differences in business mix, we believe that the valuation disparity between MedAssets and Premier is primarily driven by MedAssets inconsistent execution, lower profitability, and inefficient capital allocation. Addressing these issues should reduce the discount at which MedAssets' currently trades relative to Premier.

Based on our assumptions around the potential cost saving opportunity, your Net Debt / EBITDA ratio should decline to the low-end of your stated leverage target range of 2.5x – 3.5x Net Debt / EBITDA by the end of next year. This could allow you to increase your current share repurchase authorization, which in turn, would result in additional upside.

We are encouraged by MedAssets' ongoing strategic review process, and your recent statement that "all options are on the table" during this process. Though the details of your strategic review process and value creation plan have been vague, we are pleased that you have acknowledged the need for change and the significant opportunity for operational improvement. We urge you to expeditiously evaluate your current cost structure and announce a comprehensive cost saving program and long-term margin targets. We expect that as you evaluate MedAssets' historical capital allocation and corporate governance practices, you will adopt policies that are significantly more shareholder-friendly. While you continue to work through the strategic review of MedAssets, we believe it is critical to consider all available strategic alternatives, including a sale of the Company. Ultimately, it is the Board's duty to compare the value creation opportunity from a potential stand-alone restructuring plan to all other alternatives, and choose the alternative that will maximize shareholder value on a risk-adjusted basis.

As one of the largest shareholders of MedAssets, we believe there is a tremendous opportunity to improve the value of the Company. We are excited about the future of the Company, and we look forward to working constructively with you to achieve the common goal of maximizing shareholder value.

Sincerely,

Peter A. Feld
Managing Member
Starboard Value LP